UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-11311
Lear Corporation
and each Subsidiary Guarantor
listed in Annex A hereto
(Exact name of registrant as specified in its charter)
21557 Telegraph Road
Southfield, Michigan 48033
(248) 447-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.50% Senior Notes due 2013*
8.75% Senior Notes due 2016*
5.75% Senior Notes due 2014*
Zero-Coupon Convertible Senior Notes due 2022*
(Title of each class of securities covered by this Form)
Common Stock, Par Value $0.01 Per Share**
Warrants to Purchase Common Stock, Par Value $0.01 Per Share**
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None

*	On November 9, 2009 (the “Effective Date”), the First Amended Joint Plan of Reorganization of Lear Corporation (“Lear’) and certain of its United States and Canadian subsidiaries (the “Plan”), as confirmed by an order of the United States Bankruptcy Court for the Southern District of New York entered on November 5, 2009, became effective. Pursuant to the Plan, on the Effective Date all of the outstanding 8.50% Senior Notes due 2013 (the “2013 Notes”), 8.75% Senior Notes due 2016 (the “2016 Notes”), 5.75% Senior Notes due 2014 (the “2014 Notes”) and Zero-Coupon Convertible Senior Notes due 2022 (the “2022 Notes”) were cancelled.

**	On the Effective Date, Lear issued common stock, par value $0.01 per share (the “New Common Stock”), and warrants to purchase the New Common Stock (the “Warrants”) in accordance with the Plan. Lear Corporation, but no Subsidiary Guarantors, will have a remaining duty to file reports under Section 13(a) or 15(d) with respect to the New Common Stock and the Warrants.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lear Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2009	LEAR CORPORATION
	By:	/s/ Matthew J. Simoncini
		Name:	Matthew J. Simoncini
		Title:	Senior Vice President and Chief Financial Officer

ANNEX A
Table of Subsidiary Guarantors

2013 Notes & 2016 Notes

Exact Name of Registrant

Lear Automotive Dearborn, Inc.
Lear Corporation EEDS and Interiors
Lear Corporation (Germany) Ltd.
Lear Operations Corporation
Lear Seating Holdings Corp. #50

2014 Notes

Exact Name of Registrant

Lear Automotive Dearborn, Inc.
Lear Corporation EEDS and Interiors
Lear Corporation (Germany) Ltd.
Lear Operations Corporation
Lear Seating Holdings Corp. #50

2022 Notes

Exact Name of Registrant

Lear Automotive Dearborn, Inc.
Lear Corporation EEDS and Interiors
Lear Corporation (Germany) Ltd.
Lear Operations Corporation
Lear Seating Holdings Corp. #50